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United States Securities and Exchange Commission
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 16, 2003

<u>FIRST INDIANA CORPORATION</u>

(Exact name of registrant as specified in its charter)

Indiana	35-1692825
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

135 North Pennsylvania Street, Indianapolis, IN	46204
(Address of principal executive office)	(Zip Code)

(317) 269-1200

(Registrant's telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

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Item 5. Other Information and Regulation FD Disclosure

On July 16, 2003, First Indiana Corporation announced the early retirement of Owen B. Melton, Jr., First Indiana Corporation president and chief operating officer and First Indiana Bank president and chief executive officer, effective December 31, 2003. A copy of the press release is attached as Exhibit 99.

Item 7. Financial Statements and Exhibits

Exhibit

99   Press Release dated July 16, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Indiana Corporation

Date: July 16, 2003   By: /s/ William J. Brunner
                                     William J. Brunner
                                     Chief Financial Officer